Liquid Media Retains Novus Merchant Partners as its Capital Markets Advisor

Vancouver, BC – August 6, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce it has retained Novus Merchant Partners Inc. (“Novus”) as its capital markets advisor.  Novus will assist the Company in developing, implementing and executing on its business strategy of consolidating and vertically integrating intellectual property (IP) rights with production capabilities to leverage innovative technology as well as owned IP into full media franchises.  As part of its mandate, Novus will act as financial advisor to the Company on strategic M&A transactions.

Novus is a merchant and investment banking firm co-founded  by Charles Shin and Ron Rimer, who together have led or co-led over USD$10.5-billion in financing and M&A transactions. Novus’s focus is on working with companies that have considerable growth potential, and assisting  management and its board of directors to navigate and access the capital markets in a manner that maximizes shareholder value and minimizes the Company’s cost of capital. Mr. Shin has over 20 years of investment banking and principal investing experience acting as lead advisor on over USD$3.5-billion in financings and USD$3-billion of M&A transactions. Prior to forming Novus, Shin spent eight years with Canaccord Genuity as a Managing Director, and later took on the responsibility for building the firm’s Asia investment banking practice. Mr. Rimer has 30 years of industry and investment banking experience, including being lead advisor on over USD$3.5-billion in financings and M&A transactions during his career. His background also includes roles as Vice Chair at Macquarie Capital Markets Canada while holding other senior positions including head of the company’s equity capital markets and private capital markets groups. Prior to joining Macquarie, Rimer held other senior capital market roles over 11 years at Canaccord Capital Markets Canada.

“We believe Novus brings several important advantages to Liquid to help us further our capital markets strategy,” said Daniel Cruz, co-founder and CFO of Liquid. “They have existing finance relationships that can open the doors to highly sophisticated domestic and international M&A identification and support institutions, including major investment banks, and their team boasts full-time, in-house analysts, so they can efficiently review our investment targets and financial projections.”

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran

Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: availability of suitable M&A targets, developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.